EXHIBIT 4.4

LICENSE AND SUPPLY AGREEMENT

THIS LICENSE AND SUPPLY AGREEMENT (this “Agreement”), dated as of January 30, 2003, is entered into by and between HIGHWAY HOLDINGS LIMITED, a company incorporated under the laws of British Virgin Islands and having an office at Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui New Territories, Hong Kong (“HHL”), and KIENZLE AG, a German corporation having an office at Krohnskamp 3,22301 Hamburg, Germany (“KAG”), with reference to the following facts:

R E C I T A L S:

WHEREAS, HHL is the owner of the registered trademark “KIENZLE” (herein the “Mark”), which Mark has been registered in the countries under the registrations numbers set forth on Appendix A hereto; and

WHEREAS, KAG desires to obtain from HHL, and HHL is willing to provide KAG with, a license to the Mark for (i) use in KAG’s company name and for (ii) use and display of the Mark in connection with its promotion, marketing, sale, and distribution of “Kienzle” branded or labeled clocks, watches, and other products authorized and approved by HHL from time-to-time (collectively, “Branded Products”), but excluding clock and watch movements (collectively, “Excluded Products”); and

WHEREAS, KAG desires to obtain exclusively from HHL, and HHL is willing to supply to KAG, all of KAG’s requirements for Branded Products; and

WHEREAS, HHL, KAG’s Shareholders and KAG will enter into a Shareholders Agreement, whereby—inter alia—HHL desires to (i) initially purchase a minority equity interest in KAG and (ii) obtain an option to acquire a majority equity interest in KAG.

AGREEMENT

NOW, THEREFORE, in consideration of the following terms and mutual promises and for other good and valuable consideration, the parties hereby agree as follows:

SECTION 1. LICENSE.

1.1    Grant.    Subject to Section 1.3 and the other provisions of this Agreement, HHL hereby grants to KAG during the term of this Agreement (i) a nonexclusive, royalty-free license to use the Mark in KAG’s company name, and (ii) an exclusive, royalty-free license (collectively, the “License”) to use and display the Mark in the Territory (as hereinafter defined) solely in conjunction with the promotion, marketing, sale, and distribution by KAG of Branded Products. “Territory” for this purpose means all of Austria, Benelux, Denmark, Germany, Spain, Switzerland, Norway, Sweden, Denmark, Finland, Portugal, France, and the United Kingdom.

1.2    Term.    The term of this Agreement shall commence on the date hereof and shall expire on 31st of March, 2008, unless this Agreement is sooner terminated in accordance with the provisions hereof.

1.3    Exceptions.    Notwithstanding the provisions of Section 1.1 and the nature of the Licenses granted hereunder, KAG understands and agrees as follows:

(a)    The License shall not extend to Excluded Products;

(b)    Kienzle Uhrenfabriken GmbH and other affiliates of HHL shall be entitled to continue to use the Mark in its company name; and

(c)    HHL and its affiliates shall be entitled to continue, directly or indirectly:

(i)    to promote, market, sell, and distribute Branded Products outside the Territory, directly, through third parties, or as a licensor of the Kienzle trademark; and

(ii)    to promote, market, sell, and distribute Branded Products in the Territory and provide after-sales services to those businesses and entities listed on Appendix B.

1.4    Ownership.    Subject to the License granted to KAG hereunder, all right, title, and interest in and to the Mark are, and at all times during the term of this Agreement shall remain, the sole and exclusive property of HHL. In the event that it is desirable to register or otherwise obtain other or additional rights related to the Kienzle name and mark, including with respect to other products and uses, (whether or not in the Territory) all such additional rights shall be acquired in the name of HHL, and not in the name of KAG or any of KAG’s officers or directors. Should HHL obtain any additional rights related to the Kienzle name and mark, such additional rights shall become part of the License granted hereunder for the Territory. The parties acknowledge that (i) Mr. Schroeder and his affiliates own certain rights (including registrations and pending registrations) for the use of the name of “Kienzle” (including the rights to use the name with respect to handheld tools, kitchen products, fire products, paper and stationary products, and leather and travel bag products), and (ii) that it is their intention that HHL own all of the other Kienzle name rights owned by the stockholders or principals of KAG (other than HHL). Accordingly, Mr. Schroeder hereby agrees to cause all of such other rights (including registrations and pending registrations) in the Kienzle name that are now or hereafter owned by him, his affiliates or any other person KAG admits as a stockholder (other than HHL) to be transferred to HHL as soon as practical, but in no event later than 90 days following the date of this Agreement. In consideration of such transfer, HHL shall reimburse transferees for all out-or-pocket such transferees incurred in obtaining the foregoing rights and in transferring the rights to HHL. Upon the transfer of such rights to HHL, all such rights shall become part of the “Mark” and the License granted hereunder.

1.5    No Sublicenses.    KAG shall have no right to grant sublicenses under the License or relating to the Mark.

1.6    Internet Website; Internet Shopping and Forum.

(a)    KAG hereby agrees to establish and operate an Internet website that promotes the Branded Products and otherwise provides customer information regarding the Kienzle products. HHL hereby agrees that all Internet traffic derived through the Kienzle oriented website that it currently operates will be directed to the new KAG website. KAG hereby agrees that HHL shall have the right to review and approve the form and content of all webpages on the website, which approval shall not be unreasonably withheld.

(b)    The website operated by KAG shall contain an Internet shop in which visitors can purchase Kienzle products, including the Branded Products. The Internet shop shall be maintained and operated by HHL, provided that HHL shall coordinate the appearance and functionality of the Internet shop webpage with KAG. All sales derived through on-line purchases effected through the Internet shop shall be sales of HHL, and HHL shall be entitled to all of the revenues from such sales. HHL shall have the obligation to provide all of the purchased products that are sold through the Internet shop. In addition, the KAG website shall contain a forum and a membership club operated by HHL.

SECTION 2.    PERFORMANCE AND STANDARDS.

2.1    Product Promotion.    During the term of this Agreement, KAG shall use its commercial best efforts to diligently promote the sale of Branded Products throughout the Territory.

2.2    Use of Mark.    KAG agrees to use the Mark only in the manner prescribed by HHL and only in connection with Branded Products and consistent with the scope of the License, and to apply the Mark only to Branded Products and packaging and promotional materials used by KAG to promote the sale of Branded Products. KAG shall cause to appear on all materials on which the Mark is used any legends, markings, and notices requested by HHL and shall give appropriate notice of any trademark, service mark, tradename, and other right of HHL in and to the Mark.

2.3    Modernization or Alteration of Mark.    Any modernization or alteration by HHL of the Mark after the execution of this Agreement shall be made available for use by KAG pursuant to the License granted under this Agreement. HHL shall have the right to require KAG to use any such modernized or altered trademarks in place of the current Mark to ensure a unified approach to the use of the Mark by HHL and its licensees, including KAG.

2.4    Conduct of KAG.    KAG shall operate and maintain its business and perform services connected with the Mark in accordance with such quality standards as are prescribed from time-to-time by HHL. Without limiting the generality of the foregoing, all services performed by KAG and its agents in connection therewith shall be performed in a good and workmanlike manner. KAG agrees that it will not engage in, or allow others under its supervision and control to engage in, any conduct with respect to the Mark that adversely affects the image, reputation or quality of HHL or any Branded Products.

SECTION 3.    PROTECTION OF THE MARK.

3.1    Quality Provisions; Use and Inspection.    KAG agrees to adhere to the quality control standards and other trademark guidelines and policies provided by HHL from time to time, including with respect to the nature and quality of all products sold or otherwise disposed of by KAG and covered by the Mark. Quality standards approved by HHL with respect to any Branded Product may not be changed by HHL after such approval has been granted if KAG has commenced distributing, marketing or purchasing such approved Branded Product. Such quality standard shall be no greater than the quality standards implemented by HHL in general, and shall be equal in quality to the most recent products sold by HHL prior to the date such standards are communicated to KAG. Solely for the purposes of maintaining the quality provisions, KAG agrees that so long as it is licensed to use the Mark, HHL shall be consulted, in advance, regarding all proposed uses of the Mark by KAG, and that KAG shall use the Mark only in a manner approved in advance by HHL, and shall promptly discontinue any use of the Mark to which HHL may object at any time. HHL shall be entitled to inspect all Branded Products offered for sale from time-to-time by KAG, and KAG shall furnish HHL, upon request, with copies of all items used by KAG in connection with Branded Products or the Mark.

3.2    Placement of Notices.    KAG shall ensure that trademark, service mark, trade name, and proprietary rights notices that are appropriate to adequately protect the Mark are conspicuously placed on all items used by KAG in connection with the Mark.

3.3    Defense of Trademark, Service Mark or Tradename.    Each party shall promptly notify the other party of any and all infringements, imitations, simulations or other illegal use or misuse of the Mark which come to the notifying party’s attention. The parties shall consult with each other in order to determine whether either party should take any action to prevent the infringement, imitation, simulation or other illegal use or misuse of the Mark. If either party elects not to take such action, the other party may take such action at its own expense. In this event, the non-electing party shall, at the electing party’s expense, cooperate in such action with the electing party including, if necessary for the proceedings, joining as a party to the action. Any money recovered by way of damages or otherwise with respect to such action shall be kept by the party which bore the costs of such action; or, in any case where the parties have shared the costs, such money shall be shared in proportion to the costs borne by each party. KAG and HHL shall furnish each other all records, documents, specimens, and testimony of persons under its supervision and control relating to such infringement and shall otherwise cooperate with each other in any action to enforce their respective rights in the Mark.

3.4    Rights in Mark.    KAG shall not contest the validity of the Mark or register, or maintain the registration of, any company name, trade name, trade dress or logo that infringes upon, conflicts with or is confusingly similar to the Mark.

SECTION 4.    SUPPLY OF BRANDED PRODUCTS.

4.1    Appointment.    KAG hereby appoints HHL during the term of this Agreement as its sole source of supply of Branded Products. KAG shall purchase from HHL, and HHL shall sell to KAG, as provided in Section 4.2 all of KAG’s requirements for Branded Products. KAG agrees that it shall not manufacture or arrange for the manufacture of any Branded Products or Excluded Products, or purchase or acquire Branded Products from any party or source other than from HHL as provided herein.

4.2    Purchase and Terms.    All Branded Products being manufactured at any time by HHL shall be purchased by KAG directly from HHL, and sold by HHL to KAG, at prices and on terms not less favorable to KAG than those made generally available by HHL to other customers at the time. All Branded Products acquired by HHL from third parties for supply to KAG hereunder shall be purchased by KAG from HHL, and sold by HHL to KAG, at prices reflecting a markup to be agreed upon from time-to-time by KAG and HHL of the cost to HHL of such Branded Products.

4.3    Minimum Purchases.    KAG hereby agrees that it shall purchase (place orders for, and fully pay for) Branded Products from HHL during each of the periods set forth below in an amount no less than the amount set forth for such period in the following chart. KAG understands and agrees that HHL shall have the right in its discretion to terminate this Agreement in the event that KAG’s purchases of Branded Products from HHL for each of the periods shown below are less than the amounts indicated:

Period	Purchases (in U.S. dollars)
Date of this Agreement to 31/12/03	3 million
01/01/04-31/12/04	6 million
01/01/05-31/12/05	14 million
01/01/06-31/12/06	28 million

4.4    Warranties and Disclaimers.    All Branded Products manufactured by HHL and sold by HHL to KAG hereunder shall be subject to HHL’s standard warranty as set forth from time-to-time in its standard terms and conditions of sale. Except as expressly set forth in such standard terms and conditions, HHL makes no warranty or representation, either express or implied as to the merchantability, fitness, design or condition of, or as to the quality or capacity of, the material or workmanship in any branded products, or any warranty that, Branded Products will satisfy the requirements of any law, rule, specification or contract which provides for specific requirements, it being agreed that all such risks, as between HHL and KAG, are to be borne by KAG at its sole risk and expense. KAG agrees to look solely to the manufacturers or to dealers of any Branded Products acquired by HHL from others for supply to KAG hereunder for all warranty claims, and all warranties made by the manufacturer or the supplier of HHL are hereby assigned to KAG.

4.5    Licenses, etc.    KAG shall, at its expense, (i) obtain any and all import licenses and governmental approvals that may be necessary to permit the purchase by KAG from HHL and sale by KAG of Branded Products hereunder, (ii) comply with all registration requirements in the Territory, and (iii) comply with all governmental laws, regulations, and orders that may be applicable to KAG by reason of its performance under this Agreement, including any requirement to be registered as HHL’s independent distributor with any governmental authority, and including any and all laws, regulations or orders that govern or affect the ordering, export, shipment, import, sale or delivery of Branded Products in the Territory. HHL shall cooperate with KAG in obtaining any such licenses and governmental approvals.

4.6    Credit Arrangements.    HHL will not be obliged to make available to KAG any credit facilities or similar arrangements for the supply or purchase of Branded Products, including without limitation any benefit of any credit made available to HHL by third-party manufacturers or suppliers of Branded Products. KAG (or an agent or affiliate of KAG that is reasonably approved by HHL) shall be solely responsible for any and all such credit facilities and arrangements.

SECTION 5.    CERTAIN INFORMATION AND OPERATIONAL REQUIREMENTS.

5.1    Basic Financial Information.    KAG will maintain true books and records of account in which full and correct entries will be made of all its business transactions involving the Mark, Branded Products and this Agreement pursuant to a system of accounting established and administered in accordance with German generally accepted accounting principles consistently applied.

5.2    Inspection Rights.    HHL shall have the right to visit and inspect any of the facilities or properties of KAG or any of its affiliates, to review all books, records and accounts, and to discuss the affairs, all to the extent such inspection is reasonably related to the License and the Shareholders’ Agreement. Any such visit or inspection shall, however, be conducted during normal business hours and in such a manner as to not unduly interfere with the business or operations of KAG. HHL shall provide KAG with at least 48 hours prior notice of any on-site visit.

SECTION 6.    INDEMNIFICATION; INSURANCE.

6.1    Indemnification Obligations.    Each party shall indemnify, defend, and hold harmless the other parties and their respective employees, agents, directors, and officers (each an “Indemnitee”) from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs, and expenses, including without limitation reasonable attorneys’ fees and expenses (collectively, “Losses”), imposed upon, incurred by or asserted against the Indemnitee that are caused by, attributable to, or result from or arise out of, acts or omissions by such party, its employees or agents, in the performance of this Agreement or such party’s breach of any warranty or other provision of this Agreement. Without limiting the generality of the foregoing, KAG shall indemnify, defend, and hold harmless HHL and HHL and their respective employees, agents, directors, and officers from and against any Losses imposed upon, incurred by or asserted against them that are caused by, attributable to or result from or arise out of the promotion, marketing, sale or distribution by KAG of Branded Products.

6.2    Insurance.    KAG shall secure and maintain throughout the term of this Agreement comprehensive liability insurance insuring KAG against liabilities and hazards of its business, including without limitation product liability arising from the sale or distribution of Branded Products, as is customary in the industry. At HHL’s request, KAG shall cause HHL to be named as an additional insured with respect to such insurance.

SECTION 7.    TERM AND TERMINATION.

7.1    Termination.    Notwithstanding Section 1.2 or any other provision of this Agreement, this Agreement may be terminated prior to expiration of its term as follows:

(a)    In the event that KAG fails to comply with the requirements of Section 4.3, HHL may at any time terminate this Agreement. The termination of this Agreement shall become effective 90 calendar days after receipt by KAG of such notice of termination.

(b)    Either party may terminate this Agreement at any time, effective immediately upon notice and without the payment of any indemnity, if it has “good cause” for termination. Without limiting the applicable law, either of the following circumstances shall constitute “good cause” for termination:

(i)    the other party shall have become bankrupt or insolvent, or entered into a composition with its creditors, or had a receiver appointed for its assets, or become the subject of any winding up of its business or any judicial proceeding relating to or arising out of its financial condition; or

(ii)    the other party shall be in material breach of any of its obligations under this Agreement and shall have failed to cure such breach within 30 days after receiving written notice from the other party of the existence of such breach (provided that the foregoing cure period shall not apply to Section 4.3).

7.2    Obligations on Termination.    Upon termination of this Agreement, KAG shall immediately cease and desist from using the Mark in any manner in any location and for any purpose, and all right, title, and interest that KAG may have in the Mark shall revert in HHL immediately and automatically, without the need of any further action on the part of any party. Following the termination of this Agreement, neither (i) Mr. Schroeder, (ii) any of Mr. Schroeder’s affiliates, agents, family members, or other representatives, nor (iii) any affiliates of KAG (other than HHL) shall display or use, whether for commercial purposes or otherwise, the Mark in any manner or for any purpose, and any such display or use after the termination of this Agreement shall constitute a violation of HHL’s rights in the Mark. In addition, KAG shall change its corporate name to delete any reference to the word “Kienzle.” No termination of this Agreement by either party shall relieve such party from any obligation or liability that arose prior to such termination.

SECTION 8.    MISCELLANEOUS.

8.1    Modification.    No modification or amendment to this Agreement shall be binding upon the parties unless made in writing and duly executed by the parties.

8.2    Notices.    All notices required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given on the day of delivery if delivered by hand, or on the day dispatched if sent by prepaid telegram, cable or telex or fax, and confirmed the same day by prepaid first class airmail with appropriate proof of mailing, addressed to the addressee party at its address specified in the introduction to this Agreement, or such other address as such party may designate by notice to the other party.

8.3    Survival.    Any provision hereof which is reasonably understood to impose upon any party any obligation after termination of this Agreement, including without limitation the provisions of Section 8.2, shall survive such termination.

8.4    Severability.    If any provision of this Agreement shall be contrary to the laws or jurisdiction in which the same shall be sought to be enforced, the illegality or unenforceability of any such provision shall not affect the other terms, covenants, or conditions hereof, and the remainder of this Agreement, or the application of such illegal or unenforceable term or provision to persons or circumstances other than those as to which this Agreement is held to be illegal or unenforceable, shall not be affected thereby and each term and provision of this Agreement shall be valid and enforced to fullest extent permitted by law.

8.5    Assignment.    This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns; provided, that neither the License nor this Agreement may be voluntarily or involuntarily assigned or otherwise transferred, in whole or in part, by KAG without the prior written consent of HHL.

8.6    Governing Laws; Consent to Jurisdiction.    This Agreement shall be construed and interpreted in accordance with the internal laws of Germany for all purposes, including any necessary enforcement of this Agreement. The United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement. Each of the parties hereby consents to the nonexclusive jurisdiction of the appropriate courts in Frankfurt, Germany, and consents to personal service upon it of any and all legal processes under this Agreement made in the manner provided for the giving of notice under this Agreement.

8.7     Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument.

8.8    Attorney’s Fees.    The prevailing party in any action or proceeding brought by any party against another arising out of this Agreement shall be entitled, in addition to any other rights and remedies it may have, to reimbursement for its expenses, including court costs and reasonable attorneys’ fees.

8.9    Captions.    The captions appearing in this Agreement are intended for the convenience of the parties and in no way define, expand or limit the provisions of this Agreement.

8.10    Confidentiality.    The parties agree that, except as required by law, including without limitation the periodic reporting and other disclosure requirements under U. S. federal and state securities laws, they will keep the provisions of this Agreement and all information relating hereto or provided hereunder confidential, and will not, disclose any information concerning this Agreement to anyone other than their professional tax or legal advisors who must be informed of its terms, and to them only on the condition that they agree to be bound and comply with this confidentiality provision.

8.11    Entire Agreement.    This Agreement and the Shareholders’ Agreement constitute the entire agreement among the parties concerning all subject matter addressed herein, and supersedes any and all prior to contemporaneous agreements among the parties.

8.12    Relationship of Parties.    The parties agree that HHL is engaged hereby to only as a licensor and as an independent supplier of Branded Products to KAG, and not as an employee, agent, partner or joint venturer of KAG, and that the relationship of HHL and KAG shall be exclusively that of seller, licensor on the one hand and buyer/licensee on the other. Accordingly, nothing in this Agreement shall be construed so as to create an employment, agency, partnership or joint venture relationship among the parties or between any party and another party. Without limiting the generality of the foregoing, it is expressly understood and agreed that no party shall have authority, as a result of this Agreement or otherwise, to bind any other party with respect to any contract or other obligation, either in connection with the sale of the Branded Products in the Territory or otherwise, and shall make no representation to the contrary to any third party.

8.13    Force Majeure.    No party shall be in default hereunder by reason of any failure or delay in the performance of any obligation under this Agreement where such failure or delay is beyond the reasonable control and without the fault or negligence of such party and arises out of a storm, flood, other act of nature, fire, explosion, riot, war or civil disturbance, strike or other labor unrest, embargo, or other governmental action or regulation that would prohibit a party from ordering or furnishing Branded Products or performing any other aspects of the obligations hereunder.

8.14    Specific Performance.    Each of the parties hereto acknowledges and agrees that the breach of this Agreement would cause irreparable damage to the other parties hereto and that the other parties hereto will not have an adequate remedy at law. Therefore, the obligations of each of the parties hereto under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive, and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

8.15    Further Assurances.    Each of the parties agrees to execute and deliver such other documents or agreements as may be reasonably necessary for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

8.16    WAIVER OF CERTAIN DAMAGES.    EXCEPT AS PROHIBITED BY LAW, BY THEIR INITIALS BELOW EACH PARTY HEREBY WAIVES ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES IN CONNECTION WITH ANY DISPUTE ARISING UNDER OR IN CONNECTION WITH ANY MATTER RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

HHL	KAG

8.17    Facsimile Signatures.    Any signature page delivered by a fax machine or telecopy machine shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party which requests it.

8.18    U.S. Dollar.    All references in this Agreement to “$” or “dollars” shall refer to and mean United States dollars, the legal currency of the U.S.

IN WITNESS WHEREOF, each of HHL and KAG, by its duly authorized officer, has executed this Agreement on the date first above written.

HHL: HIGHWAY HOLDINGS LIMITED

By:
President

KAG: KIENZLE AG

By:
President